November 12, 1999

Medcom USA,  Incorporated
18001 Cowan
Suite C & D
Irvine,  CA 92614

Gentlemen:

          This letter will constitute an opinion upon the legality of the sale by certain Selling Shareholders of Medcom USA, Incorporated, a Delaware corporation ("Medcom"), of up to 17,998,340 shares of Common Stock, all as referred to in the Registration Statement on Form S-3 filed by Medcom with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of Medcom and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, Medcom was authorized to issue the shares of stock mentioned above and such shares represent fully paid and non-assessable shares of Medcom's Common Stock.

Very truly yours,

HART & TRINEN
William T. Hart